

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2012

Via E-mail
Marcia A. Wiss
Joseph G. Connolly, Jr.
Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004

> **Re:** **Patni Computer Systems Ltd.**
> **Schedule 14D-9 filed May 30, 2012**
> **File No. 5-82642**

Dear Ms. Wiss and Mr. Connolly:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a review of the above filing concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in the proxy statement listed above.

In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filing, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. To the extent that these comments apply to disclosure that appears in the Schedule 13E-3 jointly filed by Patni and the Promoters, please make corresponding changes in both disclosure documents.

Schedule 14D-9

1. Tell us whether and how this disclosure document was disseminated to shareholders.

Item 2. Identity and Background of the Filing Person

2. Refer to the disclosure in the first full paragraph on page 3 of the filing. While you may include caveats about the source of some of the information in the disclosure document, it

is inappropriate for a filing person to disclaim all responsibility for certain information appearing in its filing. Please revise.

Item 4. The Solicitation or Recommendation

Solicitation or Recommendation, page 5

3. The fairness determination as to procedural and substantive fairness of the transaction to unaffiliated shareholders must be made on behalf of Patni as a whole, rather than only its independent non-interested directors. Please revise. Since this offer is being conducted in accordance with Indian law and practice, we are less familiar with the format of the offer materials and the dissemination practices utilized. In your response letter, tell us which documents included in your EDGAR filing were or will be disseminated to shareholders and how they were or will be disseminated. Provide the same information as to any amended materials filed in response to these comments or otherwise.

Patni's Position Regarding Procedural Fairness of the Delisting Proposal, page 5

4. Explain why Patni believes the Delisting Offer is procedurally fair in the absence of the safeguards set forth in Item 1014(c), (d) and (e).

Summary of the Oral Presentation made by PW & Co. at the Patni Board Meeting on November 16, 2011, page 7

5. We note the disclosure that Patni engaged PW & Co. as a financial advisor to evaluate the benefits and detriments of the proposed transaction to Patni, its employees and its minority shareholders. Please indicate whether PW & Co. provided any written materials within the meaning of Item 1015 of Regulation M-A in connection with its role in this transaction. This would include "board books" or other presentation materials, in addition to more formal reports. If so, such materials must be filed as an exhibit to the Schedules 14D-9 and 13E-3.

6. The disclosure on page 32 states that PW & Co. "concluded by stating that in their view the delisting was (a) in the best interests of minority shareholders …" Expand the summary of PW & Co.'s opinion to explain the reasons for this belief.

7. Explain in greater detail why the merger with the Promoters' parent entity was not considered a viable option for the company.

8. Clearly explain why Patni did not ask PW & Co. to evaluate a fair price or range of prices for Patni shares. How does the fact that Discovered Price was set by shareholders automatically lead to the conclusion that it is fair, in the board's view?

Patni's Position Regarding Substantive Fairness of the Discovered Price in the Delisting Offer, page 9

9. The factors set forth in Instruction 2 to Item 1014 are typically considered relevant in assessing the fairness of a transaction to unaffiliated security holders. To the extent that any one of those factors was not considered or was considered but not deemed relevant in the context of this offer, this fact may be important for shareholders to understand as part of the filers' fairness discussion. Please describe how Patni considered the Instruction 2 factors. If a factor(s) was not considered in the context of this transaction or was considered but not deemed relevant, please explain why in the disclosure document.

10. Please describe the position of Patni on the fairness of the transaction as a whole, rather than on the price being offered only. See Item 1014(a) of Regulation M-A. The fairness determination should be addressed to unaffiliated shareholders. Please revise.

11. As part of the fairness determination, you note that Patni shareholders who do not wish to participate in the offer can continue to hold shares in the Company and participate in its future. Here or in an appropriate section of the disclosure documents, describe the rights of remaining holders after the Subsequent Offering Period is completed. What will their rights vis-à-vis the corporate governance of Patni going forward?

Closing Information

    Please amend the filing in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

    You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from Patni acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions